Mail Stop 4561

March 30, 2009

John Kinney
Chief Executive Officer
Vision Global Solutions, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re:** **Vision Global Solutions, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 000-31104**

Dear Mr. Kinney:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Part II

Item 6. Management's Discussion and Analysis, page 13

1.      We are unable to locate a separately-captioned section discussing any off-balance sheet arrangements as called for by Item 303(c) of Regulation S-B. While it does not appear you have any off-balance sheet arrangements, please confirm to us

whether this is true.  Additionally, please consider adding an appropriate
statement to this effect in future filings.

Item 7.  Financial Statements

Note 4 – Due to Related Party, page 23

2.      We note your disclosure of the terms of your related party transactions.  Please
describe the nature of your relationship with the related party as required by
paragraph 2.a. of SFAS 57.  Please revise future filings accordingly.

Item 8A.  Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 26

3.      Please note that two separate conclusions are required for your evaluation of the
effectiveness of disclosure controls and procedures and internal control over
financial reporting.  We are unable to locate disclosure regarding management's
assessment of the effectiveness of internal control over financial reporting as of
March 31, 2008, including a statement as to whether or not internal control over
financial reporting is effective.  Please confirm whether management has
performed its assessment of internal control over financial reporting as of March
31, 2008.  Your filing should be amended to provide the disclosure required by
Item 308T(a)(3) of Regulation S-B in management's report on internal control
over financial reporting.  Please also include a statement identifying the
framework used by management in its evaluation as required by Item 308T(a)(2)
of Regulation S-B.

4.      Your conclusions regarding the effectiveness of disclosure controls and
procedures under Item 307 of Regulation S-B, "Controls and Procedures" are
inappropriately included in management's report on internal control over financial
reporting under Item 308T of Regulation S-B, "Internal Control Over Financial
Reporting."  Please revise to disclose these conclusions in separately-captioned
sections under Item 8A.

5.      You disclose "the Company carried out an evaluation of the effectiveness of the
design and operation of its disclosure controls and procedures pursuant to
Exchange Act Rule 13a-14."  Please revise your disclosures to state whether you
carried out an evaluation of the effectiveness of your disclosure controls and
procedures as defined under Exchange Act Rules 13a-15(e) and 15d-15(e).

6.      We note your conclusion that your disclosure controls and procedures are
effective "in gathering, analyzing and disclosing information needed to satisfy the
Company's disclosure obligations under the Exchange Act."  Please note this

definition of disclosure controls and procedures is not compliant with Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise this disclosure to state, if true, whether the Principal Executive Officer and Principal Accounting Officer concluded that your disclosure controls and procedures were effective as of March 31, 2008 with respect to the definition in Exchange Act Rules 13a-15(e) and 15d-15(e).

Changes in Internal Controls, page 26

7.      You disclose that "there were no changes in the Company's internal controls or in other factors that could significantly affect those controls since the most recent evaluation of such controls."  Please revise your disclosure to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  See Item 308T(b) of Regulation S-B.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding the above comments.


　　　　　　　　　　Sincerely,


　　　　　　　　　　Craig Wilson
　　　　　　　　　　Senior Assistant Chief Accountant